Ex. 99.3
DYNAMIC FUELS, LLC
(A Development Stage Company)
FINANCIAL STATEMENTS
SEPTEMBER 30, 2010 and 2009
WITH
INDEPENDENT AUDITORS’ REPORT

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Members of
Dynamic Fuels, LLC
We have audited the accompanying balance sheets of Dynamic Fuels, LLC (a development stage company) as of September 30, 2010 and 2009, and the related statements of operations, members’ equity and cash flows for the years then ended and for the period from June 22, 2007 (date of inception) through September 30, 2010. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Dynamic Fuels, LLC, as of September 30, 2010 and 2009, and the results of its operations and its cash flows for the years then ended, and for the period from June 22, 2007 (date of inception) through September 30, 2010, in conformity with accounting principles generally accepted in the United States of America.
November 17, 2010

DYNAMIC FUELS, LLC
(A Development Stage Company)
BALANCE SHEETS
September 30, 2010 and 2009

	2010	2009
Assets
Current assets:
Cash	$2,004,738	$32,321,714
Restricted cash	115,829	42,775,005
Other receivables	701,422	—
Inventory	7,086,677	—
Prepaid expenses and other current assets	164,961	1,916,918

Total current assets	10,073,627	77,013,637

Property, plant and equipment, net	144,401,235	76,432,295
Other	3,402,478	1,192,133

Total assets	$157,877,340	$154,638,065

Liabilities and Members’ Equity
Current liabilities:
Accounts payable and accrued liabilities	$5,716,527	$13,020,431
Due to related parties	4,611,335	2,946,556

Total current liabilities	10,327,862	15,966,987

Asset retirement obligation	34,720	16,434
Notes payable	100,000,000	100,000,000

Total liabilities	110,362,582	115,983,421

Commitments and contingencies

Members’ equity:
Syntroleum Corporation capital contributions	34,250,000	24,250,000
Tyson Foods, Inc. capital contributions	34,250,000	24,250,000
Deficit accumulated during the development stage	(20,985,242)	(9,845,356)

Total members’ equity	47,514,758	38,654,644

Total liabilities and members’ equity	$157,877,340	$154,638,065

See notes to financial statements.

DYNAMIC FUELS, LLC
(A Development Stage Company)
STATEMENTS OF OPERATIONS

			Period from
			June 22, 2007,
			Date of
	Year ended	Year ended	Inception, to
	September 30,	September 30,	September 30,
	2010	2009	2010
Expenses:
General and administrative	$11,822,945	$5,203,283	$18,808,387
Depreciation and amortization	219,338	57,424	277,195

Total expenses	12,042,283	5,260,707	19,085,582

Loss from operations	(12,042,283)	(5,260,707)	(19,085,582)

Interest income (expense)	(8,233)	604,415	850,487
Interest rate swap valuation adjustment	753,480	(3,678,663)	(2,925,184)
Other income (expense)	157,150	17,887	175,037

Net loss	$(11,139,886)	$(8,317,068)	$(20,985,242)

Allocation of net loss to members:
Syntroleum Corporation	$(5,569,943)	$(4,158,534)	$(10,492,621)
Tyson Foods, Inc.	(5,569,943)	(4,158,534)	(10,492,621)

	$(11,139,886)	$(8,317,068)	$(20,985,242)

See notes to financial statements.

DYNAMIC FUELS, LLC
(A Development Stage Company)
STATEMENTS OF MEMBERS’ EQUITY
Period June 22, 2007 (Date of Inception) to September 30, 2010

			Deficit
			Accumulated
	Capital Contributions		During the
	Syntroleum	Tyson	Development
	Corporation	Foods, Inc.	Stage	Total

Balance, June 22, 2007 (date of inception)	$—	$—	$—	$—

Cash contributions	4,250,000	4,250,000	—	8,500,000

Net loss	—	—	(234,734)	(234,734)

Balance, September 30, 2007	4,250,000	4,250,000	(234,734)	8,265,266

Cash contributions	14,000,000	14,000,000	—	28,000,000

Net loss	—	—	(1,293,554)	(1,293,554)

Balance, September 30, 2008	18,250,000	18,250,000	(1,528,288)	34,971,712

Cash contributions	6,000,000	6,000,000	—	12,000,000

Net loss	—	—	(8,317,068)	(8,317,068)

Balance, September 30, 2009	24,250,000	24,250,000	(9,845,356)	38,654,644

Cash contributions	10,000,000	10,000,000	—	20,000,000

Net loss	—	—	(11,139,886)	(11,139,886)

Balance, September 30, 2010	$34,250,000	$34,250,000	$(20,985,242)	$47,514,758

See notes to financial statements.

DYNAMIC FUELS, LLC
(A Development Stage Company)
STATEMENTS OF CASH FLOWS

			Period from
			June 22, 2007,
	Year ended	Year ended	Date of Inception,
	September 30,	September 30,	to September 30,
	2010	2009	2010
Cash Flows from Operating Activities
Net loss	$(11,139,886)	$(8,317,068)	$(20,985,242)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	219,338	57,426	277,195
Accretion of asset retirement obligation	4,297	—	4,297
Loss on disposition of property, plant and equipment	29,673	—	29,673
Mark-to-market interest rate swap in excess of cash collateral	(753,480)	2,088,663	1,335,183
Changes in:
Other receivables	(701,422)	16,523	(701,422)
Inventory	(7,086,677)	—	(7,086,677)
Prepaid expenses and other	(508,060)	(367,319)	(2,418,037)
Accounts payable and accrued liabilities	(9,988,887)	(10,158,255)	2,124,300
Due to related parties	2,418,259	309,315	3,276,152

Net cash used in operating activities	(27,506,845)	(16,370,715)	(24,144,578)

Cash Flows from Investing Activities
Payments for the purchase of property, plant and equipment	(64,832,181)	(45,680,626)	(141,256,229)
Proceeds from asset sale	270,118	—	270,118
Change in restricted cash	42,659,176	(42,775,005)	(115,829)

Net cash used in investing activities	(21,902,887)	(88,455,631)	(141,101,940)

Cash Flows from Financing Activities
Proceeds from sale of tax-exempt bonds	—	100,000,000	100,000,000
Proceeds from capital contributions	20,000,000	12,000,000	68,500,000
Debt issuance costs	(907,244)	(341,500)	(1,248,744)

Net cash provided by financing activities	19,092,756	111,658,500	167,251,256

Net change in cash	(30,316,976)	6,832,154	2,004,738

Cash, beginning of year	32,321,714	25,489,560	—

Cash, end of year	$2,004,738	$32,321,714	$2,004,738

Supplemental Disclosure of Cash Flow Information
Noncash investing and financing activities:
Purchase of property, plant and equipment on account	$3,592,227	$10,850,165	$3,592,227

See notes to financial statements.

DYNAMIC FUELS, LLC
(A Development Stage Company)
NOTES TO FINANCIAL STATEMENTS
September 30, 2010 and 2009
Note 1 — Summary of Significant Accounting Policies
Nature of operations
Dynamic Fuels, LLC, a Delaware limited liability company (the Company), was formed on June 22, 2007, as a joint venture between Syntroleum Corporation (Syntroleum), and Tyson Foods, Inc., (Tyson) (collectively, the Members). The Limited Liability Company Agreement between the Members provides for management and control of the Company to be exercised jointly by representatives of the Members equally, with no Member exercising control. The Company is in the development stage and was organized to engage in the development, production, marketing and sale of Bio-Synfined™ renewable fuels produced using Syntroleum’s Bio-Synfining™ technology in the United States including, the development, construction, financing, testing, ownership, operation and maintenance of one or more Bio-Synfining™ renewable fuels production plants. The Bio-Synfining™ technology converts triglycerides and/or fatty acids from fats and vegetable oils with heat, hydrogen and proprietary catalysts to make renewable synthetic fuels, such as diesel, jet fuel (subject to certification), kerosene, naphtha and LPG. The fats and vegetable oil feedstock will be procured by Tyson.
As a limited liability company, the Members are not personally liable for any debts, liabilities, or obligations of the Company beyond the Members’ equity accounts, except to the extent that they have obligated themselves (see Note 4). Income and losses are allocated to the Members on the basis of their ownership.
Reclassifications
Certain reclassifications have been made to the September 30, 2009 financial statements to conform to the September 30, 2010 presentation. These reclassifications had no impact on net income.
Cash
The Company maintains bank accounts which are insured by the Federal Deposit Insurance Corporation (FDIC). At times, cash balances may be in excess of the FDIC insurance limit.
Restricted cash
Restricted cash consists of cash held in an escrow account for the payment of qualified invoices and/or interest during construction of the plant in Geismar, Louisiana and cash held as collateral against corporate credit cards.
Other receivables
Other receivables relate to Louisiana Quality Jobs sales tax and payroll rebates, as well as wastewater treatment sales tax rebates. The Company has received preliminary approval, and must submit final documentation within 90 days of substantial project completion. Such rebates are expected to be received during fiscal year 2011.

Inventory
Inventories consist of raw materials, such as fats, oil and greases. Raw materials also include certain chemicals used in the manufacturing process and spare parts maintained for the purpose of minimizing the duration of interruptions in plant operations. At September 30, 2010, there were no finished goods in inventory.
Inventories are stated at the lower of cost or estimated net realizable value. The cost of inventories is determined using the first-in first-out method. The estimated net realizable value is based on replacement cost adjusted if necessary, in recognition of market for fuels that will be produced.
Property, plant and equipment
Property, plant and equipment are stated at cost less accumulated depreciation. Depreciation is computed on the straight-line method over the estimated useful lives of the related assets. Initial construction costs and plant engineering costs associated with the construction of the synthetic fuels plant are capitalized and included in plant construction in progress. These capitalized costs will be depreciated when the plant is placed in service. Expenditures for repairs and maintenance are charged to expense as incurred, whereas major improvements are capitalized.
Interest
The Company capitalized approximately $7,395,000 and $4,615,000 in interest expense during construction for the year ended September 30, 2010 and 2009, respectively. The amount capitalized will begin to be amortized over the life of the plant upon plant start up.
Other assets
At September 30, 2010, other assets included approximately $2,260,000 in long-term security deposits with vendors, and approximately $1,249,000 of debt issuance costs that were incurred by the Company in connection with the issuance of the $100 million tax exempt bonds (see Note 4.) The debt issuance costs are being amortized over the bond 25-year term. The Company recognized approximately $50,000 of amortization expense for the years ended September 30, 2010 and 2009.
Asset retirement obligation
The Company records the fair value of a liability for an asset retirement obligation in the period in which is it incurred and a corresponding increase in the carrying amount of the related long-lived asset. The Company records the discounted fair value of the retirement obligation as a liability at the time the plant is constructed. The asset retirement obligation represents the present value of the estimated costs associated with the future dismantlement of the Company’s Geismar plant, discounted at 15% per annum. The liability accretes over time with a charge to accretion expense. Accretion expense for the year ended September 30, 2010, was approximately $4,000. There was no accretion expense for the year ended September 30, 2009.
Income taxes
As a limited liability company, the Company’s taxable income or loss is allocated to members in accordance with their respective percentage ownership. Accordingly, no provision or liability for income taxes has been recorded in the financial statements.

The Financial Accounting Standards Board issued new guidance on accounting for uncertainty in income taxes. The Company adopted this new guidance for the year ended September 30, 2010. Management evaluated the Company’s tax position and concluded that the Company had taken no uncertain tax positions that require adjustment to the financial statements to comply with the provisions of this guidance.
Use of estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Company to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities, and the reported amounts of revenues and expenses. Actual results could differ from those estimates.
Fair value of financial instruments
The carrying amounts of financial instruments, including cash, accounts payable and accrued liabilities approximates fair value due to the short maturity of these instruments. The carrying amount of long-term debt is estimated by management to approximate fair value based on the obligation characteristics, including floating interest rate, credit rating, and maturity.
Note 2 — Related-Party Transactions
The accompanying financial statements include transactions with Members of the Company, including engineering, accounting, travel expenses, letter of credit fees, and collateral for interest rate swaps associated with plant construction and financing of plant construction. Expenditures made by the Company during the year ended September 30, 2010, to Syntroleum and Tyson were approximately $1,836,000 and $19,118,000, respectively, and for the year ended September 30, 2009, were $2,822,000 and $6,420,000, respectively, and since inception were approximately $8,320,000 and $26,381,000, respectively. Due to related parties at September 30, 2010 and 2009, included amounts owed to Syntroleum and Tyson of approximately $198,000 and $4,413,000, respectively and $223,000 and $2,724,000, respectively.
Note 3 — Property, Plant and Equipment
Property, plant and equipment consist of the following at September 30:

	2010	2009

Plant construction in progress	$142,636,089	$76,038,984
Computer hardware and software	1,013,203	314,237
Furniture and automobile	929,794	87,259

	144,579,086	76,440,480
Accumulated depreciation	177,851	8,185

Property, plant and equipment, net	$144,401,235	$76,432,295

Depreciation expense for the years ended September 30, 2010 and 2009, was $169,666 and $7,754, respectively.

The Company is currently negotiating the final billings associated with the construction of its production facilities.
Note 4 — Notes Payable
In October 2008, Dynamic Fuels received $100 million in proceeds from the issuance of Gulf Opportunity Zone tax-exempt bonds made available by Louisiana Public Facilities Authority. These floating rate (0.29% at September 30, 2010) bonds are due October 1, 2033. In November 2008, Tyson entered into an interest rate swap related to these bonds on the Company’s behalf to mitigate interest rate risk on a portion of the bonds for five years. Interest on the swap is fixed at 2.19%. The Company reimburses Tyson for all monthly settlements and any margin calls related to the swap. Tyson also provided a letter of credit as a guarantee for the entire bond issuance. The guarantee is for the life of the bonds, 25 years. Monthly fees for this letter of credit are paid by Tyson. The Company reimburses Tyson for these monthly fees and expenses the monthly fees accordingly. The unexpended proceeds from the bond issuance are held in trust and can only be used for the construction of the Dynamic Fuels’ facility. Accordingly, the unused proceeds are recorded as restricted cash.
Note 5 — Commitments and Contingencies
Effective October 1, 2008, the Company entered into a land and office lease agreement associated with its plant in Geismar, Louisiana, expiring September 30, 2033. Annual lease payments for the land are $2 million, payable in four quarterly installments of $500,000. In addition, infrastructure maintenance fees totaling $101,800 are due quarterly. The Company expects to pay at least $2 million per year in lease payments over the next five years. The lease payments will be adjusted by the consumer price index in 2013.
The Company has entered into contracts for supplies of hydrogen, nitrogen, and utilities. The following table outlines the minimum take or pay requirement related to the purchase of hydrogen, nitrogen, and utilities:

Year	Amount

2011	$2,580,000
2012	3,510,000
2013	3,510,000
2014	3,510,000
2015	3,510,000
Thereafter	32,250,000

Total	$48,870,000

The Company is involved in litigation arising from the normal course of operations. In management’s opinion, the litigation is not expected to materially impact the Company’s results of operations or financial condition.

Note 6 — Members’ Equity
The Company was initially capitalized on July 13, 2007, with $4.25 million in capital contributions from Tyson and $4.25 million in capital contributions from Syntroleum. Each member has contributed an additional $30 million in capital contributions through September 30, 2010, and funded an additional contribution of $5 million each in October 2010. Additional capital contribution, if any, will be based on the Company’s cash requirements.
If a Member fails to make a required capital contribution, it is in default under the Membership Agreement, and its Member interest in the Company will be diluted by $1.50 per $1.00 not contributed. At its option, the other Member may fund the portion of the default, which is considered a loan to the defaulting member at a rate of LIBOR +10% with a 40-day cure period. The defaulting Member may make a full or partial loan repayment and a pro rata portion of lost interest will be restored. If the loan is not repaid, it will be converted into ownership interest for the member making the loan, diluting the defaulting member by $1.00 per $1.00 of the loan. No Member is in default at this time.
Note 7 — Derivative Financial Instruments
The Company’s business operations give rise to certain market risk exposures mostly due to changes in interest rates. The Company manages this risk through the use of a derivative financial instrument, to reduce the exposure to interest rate risk associated with a variable-rate borrowing. The interest rate swap was entered into by Tyson for the Company.
Risk management programs are reviewed and monitored by the Company’s Management Committee. These programs will be revised as market conditions dictate. The current risk management programs utilize industry-standard models that take into account the implicit cost of hedging. Risks associated with market risks and those created by derivative instruments and the mark-to-market valuations are strictly monitored at all times, using value-at-risk and stress tests.
The objective of the undesignated interest rate swap is to manage interest rate risk exposure on a floating-rate bond. The interest rate swap agreement effectively modifies the Company’s exposure to interest rate risk by converting a portion of the floating-rate bond to a fixed rate for the next five years, thus reducing the impact of the interest-rate changes on future interest expense. This interest rate swap does not qualify for hedge treatment due to differences in the underlying bond and swap contract interest-rate indices. The Company does not apply hedge accounting to its interest rate derivative instrument. The Company marks this position to fair value through earnings at each reporting date. During the years ended September 30, 2010 and 2009, the Company recognized $753,480 in mark-to-market swap valuation income and $3,678,663 million in mark-to-market swap valuation expense, respectively, on an approximate average notional debt of $53 million and $64 million, respectively.
Note 8 — Fair Value Measurements
Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. The fair value hierarchy contains three levels as follows:

Level 1 —	Unadjusted quoted prices available in active markets for the identical assets or liabilities at the measurement date.

Level 2 —	Other significant observable inputs available at the measurement date, including quoted prices for similar securities.

Level 3 —
Unobservable inputs that cannot be corroborated by observable market data and reflect the use of significant management judgment. These values are generally determined using pricing models for which the assumptions utilize management’s estimates of market participant assumptions.

The interest rate swap is recorded at its estimated fair value, based on a discounted cash flow model. This model uses quoted LIBOR swap rates adjusted for credit and nonperformance risk.
The preceding method may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Company believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.
Derivative assets and liabilities are presented in the Company’s balance sheets on a net basis. The Company nets derivative assets and liabilities, including cash collateral, when a legally enforceable master netting arrangement exists between the counterparty to a derivative contract and the Company. At September 30, 2010, the Company had posted $900,000 of cash collateral. The net derivative liability of approximately $1,495,000 and $2,089,000 is included in due to related parties in the September 30, 2010 and 2009 balance sheets, respectively.
The following is a summary of the inputs used in valuing the interest rate swap:

	September 30,
Valuation inputs	2010	2009

Level 1 — Quoted prices	$—	$—
Level 2 — Other significant observable inputs	1,495,183	2,089,000
Level 3 — Significant unobservable inputs	—	—

Total	$1,495,183	$2,089,000

Note 9 — Subsequent Events
On October 31, 2010, the Company, began production and delivery on certain contracts to deliver jet fuel. In conjunction with plant operation, the Company ceased capitalizing interest.